Exhibit 99.1

Scorpio Tankers Inc. Announces Agreement to Extend the Availability of its 2011 Credit Facility, The Delivery of its First Newbuilding Vessel, and Second Quarter Earnings Release Date

Monaco—(Marketwire –July 23, 2011) -Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") – announced today that it has signed an agreement with its lenders to extend the availability period of its 2011 Credit Facility until January 31, 2014 and has taken delivery of STI Amber, the first vessel under its previously announced Newbuilding program.  In addition, the Company plans to announce its second quarter of 2012 earnings before the opening of trading on the NYSE on Tuesday, July 31, 2012 and to have a conference call that same day at 11:00 AM Eastern Daylight Saving Time.

Extension of Availability Period under the 2011 Credit Facility

The Company signed an agreement with its lenders, Nordea Bank Finland plc, DNB Bank ASA, and ABN AMRO Bank N.V., to extend the availability period of its 2011 Credit Facility until January 31, 2014.  The availability period was previously scheduled to expire in May 2013.  There is currently $115 million available for borrowing under this facility, which can be used to finance up to 50% of future vessel acquisitions.

Emanuele Lauro, chief executive officer and chairman of the board, commented, "This extension gives us the additional flexibility to pursue opportunities to further expand and renew our fleet.  We appreciate the continued support of our strategy by our lenders.”

Delivery of the STI Amber

On July 18, 2012, the Company took delivery of the STI Amber, the first vessel of eight vessels scheduled for delivery under its Newbuilding program between July 2012 and April 2013.  The delivery of the vessel was partially financed by drawing down $23.0 million on its Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB.

Second Quarter Earnings

The Company plans to announce second quarter of 2012 earnings before the opening of the NYSE on July 31, 2012.  A conference call will be held that day at 11:00 AM Eastern Daylight Saving Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(800)-500-0920 (U.S.) or 1(719) 325-2204 (International).  The conference participant passcode is 5535409.  The information provided on the teleconference is only accurate at the time of the conference call, and the Company does not undertake to and will not be responsible for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL:

http://www.visualwebcaster.com/event.asp?id=88539

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, three MR tankers, and one post-Panamax tanker with an average age of 5.6 years and time charters-in ten vessels (five MR tankers and five Handymax tankers) and has contracted for seven newbuilding MR’s, which are expected to be delivered to the Company between August 2012 and April 2013.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.  Information on the Company’s website is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616